QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (“Corporation”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2004, the Corporation had a total of $26.809 billion in assets and $26.577 billion in liabilities compared to $26.866 billion in assets and $26.657 billion in liabilities at June 30, 2003.

Organisation of Queensland Treasury Corporation

The present Under Treasurer of the State is Mr. Gerard P. Bradley.

The powers, functions and duties of the Under Treasurer have been delegated to the Board (Chairman: Sir Leo Hielscher). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

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The Chief Executive of the Corporation is Stephen Rochester. The Organisation Management Team (“OMT”) comprises the Chief Executive and senior management of the Corporation. The OMT provides management oversight of the Corporation’s performance of the corporate objectives outlined in the Corporation’s strategic plan and manages human resource performance. The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland.

With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to Queensland’s statutory authorities. At June 30, 2004, the total borrowings of the Corporation were $21.702 billion. This amount included overseas debt equivalent to $9.395 billion based on the prevailing rates of exchange at June 30, 2004. Included in these overseas borrowings were Australian dollar denominated borrowings of $8.780 billion raised in the Euro Australian dollar market. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.

The Corporation’s borrowing and on-lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the negative impact on interest rates of borrowing large amounts to meet funding requirements when funds are required by Government Bodies. Surplus borrowings will be held to manage the Corporation’s refinancing risk, the Corporation’s customers (i.e., government bodies) interest rate risk, and to manage the Corporation’s liquidity risk. These surpluses are held in funding pools with investments being made in high quality credit counterparties.

Under its on-lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilise debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the large corporatised Government Bodies normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained.

Section 15 of the Act provides that profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

The financial statements of the Corporation, comprised of an “Statement of Financial Performance for the Year Ended 30 June” for 2003 and 2004, a “Statement of Financial Position as at 30 June for 2003 and 2004, a “Statement of Cash Flows for the Year Ended 30 June for 2003 and 2004 and notes to the financial statements, are set forth in “Notes to and Forming Part of the Financial Statements”.

For detailed information regarding outstanding indebtedness of the Corporation and the public debt of the State to the Commonwealth, see “Supplementary Tables and Information”.

Cross Border Lease Transactions

The Corporation has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border lease transactions entered into by the Corporation relate to rail and electricity assets.

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Under the Cross Border Lease transactions, the Corporation has assumed responsibility for a significant portion of the transaction risk. If certain events occur, the Corporation could be liable to make additional payments under the transactions. However, external advice and history to date indicate the likelihood of these events occurring is remote. The exposure is measured by the difference between the termination value of the leases and the market value of financial assets held to meet the future payment obligations under each lease (“strip loss”). The strip loss value, which was estimated at approximately A$450 million at June 30, 2004, rises to approximately A$900 million by the year 2010 then falls progressively over the remaining term of the leases to zero by the year 2029.

The Corporation also has a contingent exposure to the financial assets purchased to meet the future payment obligations under each lease. This exposure is to the parties who have issued the financial instruments. However, the risk to the Corporation is relatively low with approximately 95% of the defeasance asset exposure having a credit rating of AAA and the lowest rated entity having a credit rating of A- representing only 0.3% of the total exposure.

The backing of the State of Queensland is a key part of Cross Border Lease transactions. This is generally due to the fact that the Corporation or the public sector lessee represents the Crown in the right of the State of Queensland. Alternatively, a separate State of Queensland government guarantee has been provided in relation to some Cross Border Lease transactions. In any event, the State’s contingent exposure is, in all material respects, equivalent to the exposures described in the paragraphs above.

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QUEENSLAND

General

The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometres, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and wool. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well-developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 170,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous State in Australia with a population of over 3.86 million persons, or 19.3% of Australia’s population at March 2004. Approximately two-thirds of Queensland’s population lives in the Brisbane and Moreton region in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 1.7 million residents. There are eight other population centres in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last decade underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labour market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The Australian Labor Party, forms the current government of Queensland. The Premier is the Honourable Peter Beattie.

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The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 19 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations. On November 18, 2004, the Governor announced that Len Scanlan, the current Auditor-General, would retire on December 16, 2004 and Glenn Gordon Poole would serve as Auditor-General from December 17, 2004 until December 16, 2009.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by career public servants with each department having a “permanent head” who is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Magistrates Court, the District Court, the Supreme Court and the Court of Appeal. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “public enterprises”.

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QUEENSLAND ECONOMY

Overview

Queensland has a well diversified economic base, with strong agricultural and mining sectors, an established manufacturing sector and a tertiary sector comprising a wide range of services, including a well-developed tourism sector and a fast developing business services sector.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal constituents. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, livestock, cotton and tobacco.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals and silver producing regions and ranks in the top ten in copper and zinc production. The State’s coal and bauxite reserves are among the largest in the world, and are generally of high grade and are easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of economical electrical energy produced from extensive supplies of inexpensive coal. In the future, further developments are likely with the development of alternate competitive energy sources such as natural gas and coal seam methane.

Historically, Queensland has not participated as extensively as other Australian States in the development of manufacturing industries. In particular, manufacturing industries in Queensland have developed to meet the internal requirements of the Queensland economy, supporting energy intensive mineral processing and agricultural industries. However, the manufacturing sector has, in recent years, diversified and expanded into higher value-added and high technology industries.

In the last ten years, international tourism in Queensland has experienced rapid growth based on its many natural attractions, including the Great Barrier Reef, the Gold Coast, extensive beaches, island resorts and tropical rainforests.

Queensland has an extensive tertiary, or services sector, initially developed to support the mining and agricultural sectors and which now covers a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as those industries servicing the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years with the mining and tertiary sectors growing strongly and the relative importance of the rural sector declining. In 2002-03 the rural sector accounted for approximately 4.2% of Gross State Product (“GSP”) and 24.8% of the agricultural sector in Australia. The mining sector accounted for approximately 7.7% of GSP in the State and 25.3% of mineral production in Australia. Meanwhile, the manufacturing sector accounted for approximately 9.9% of GSP and 14.4% of the manufacturing sector in Australia. Finally, the tertiary sector accounted for approximately 78.1% of GSP and 16.6% of the tertiary sector in Australia.

Economic Strategy

The Queensland Government (the “Government”) has taken a fundamental step in improving public transparency and accountability, with legislation requiring the preparation and tabling of a Charter of Social and Fiscal Responsibility (the “Charter”). The legislation governing the Charter requires the Government to announce its objectives and how it will achieve those objectives.

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Queensland’s first Charter under the legislation was tabled by the Premier and then Acting Treasurer in August 1999. The Government recently released the Charter of Social and Fiscal Responsibility, which replaced the Charter previously tabled in 2001. The Charter outlines the Queensland Government’s commitment to delivering improved outcomes for the community, draws together the Government’s seven key policy priorities and its guiding financial principles, and details how the Government will report on delivering its commitments.

The key community outcomes sought by the Government as outlined in the Charter are:

•	A strong diversified economy;

•	A community of well-skilled and knowledgeable people;

•	Improved standards of living for all Queenslanders;

•	Safe and secure communities;

•	Healthy, active individuals and communities;

•	A fair, socially cohesive and culturally vibrant society;

•	A clean, liveable and healthy environment; and

•	Maintenance of the natural resource base.

In addition, the Government’s key fiscal objectives, as outlined in the Charter, are:

•	To ensure that State taxes and charges remain competitive with the other States and Territories.

•	To ensure that the Government’s level of service provision is sustainable by maintaining an overall General Government operating surplus, as measured in Government Finance Statistics terms.

•	Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating.

•	To ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector.

•	To at least maintain and seek to increase Total State Net Worth.

The Queensland Government’s economic strategy is aimed at achieving these key social priorities and fiscal principles. The strategy is focused on raising the productive capacity of the State’s labour force and industries, given the importance of productivity in achieving sustainable economic growth, higher living standards and more employment opportunities – the key economic policy priorities of the State Government.

The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and affordable service provision.

The economic strategy, by increasing productivity growth and real incomes, and therefore taxation revenue, also allows the Government to more easily increase spending on education, crime and poverty prevention, cultural

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activities, regional development, health and aged care, and environmental protection – the other key social policy priorities outlined in the Charter.

The economic strategy complements sound economic fundamentals with a ‘Smart State’ strategy that fosters innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth is expected to generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.

Economic Growth

The Queensland economy continued to record strong growth of 3.9% in 2003-04, outpacing growth in the national economy (3.6%) for the eighth consecutive year. Queensland’s outperformance is expected to continue, with economic growth forecast to strengthen to 4.25% in 2004-05, in contrast to national growth, which is forecast to ease to 3.5%. With the exception of 1995-96, Queensland’s economic growth has been at or above the national average for more than a decade. Queensland’s real GSP has grown at an average annual rate of 4.7% over the last decade, 1.0 percentage point higher than the rest of Australia (3.7%).

Real Economic Growth - Queensland and Australia

(1998-99 to 2003-04)

	Queensland GSP		Australia GDP
Year	$ Billions(a)	% Change	$ Billions(a)	% Change
1998-99	107.4	7.3	666.9	5.3
1999-00	112.2	4.5	692.3	3.8
2000-01	115.9	3.3	706.1	2.0
2001-02	121.9	5.1	733.6	3.9
2002-03	128.6	5.5	756.2	3.1
2003-04	133.6	3.9	783.6	3.6

(a)	Chain volume measure (reference year 2002-03)

Source: Queensland Treasury and Australian Bureau of Statistics (“ABS”) Cat.No. 5206.0

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Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	1999-2000	2000-01	2001-02	2002-03	2003-04
	(in $ billions, except as indicated)
Overseas Merchandise Exports	16.6	21.5	23.2	21.4	20.1
Retail Turnover	27.0	29.0	30.8	33.3	37.6
Private Gross Fixed Capital Formation	22.8	20.6	24.8	30.2	33.3
Mineral Production	8.0	10.9	12.1	11.9	n.a.
Agricultural Production	6.8	7.2	8.1	7.3	n.a.
Employment (‘000)(a)	1,651.6	1,680.8	1,721.5	1,785.3	1,845.0
Unemployment Rate (%)(a)	7.7	8.0	8.0	7.2	6.2
Increase in Consumer Prices (%)(a)(b)	1.8	5.9	2.9	3.2	2.9
Average weekly ordinary time earnings ($)(a)	713.6	759.2	793.1	824.9	878.3

“n.a.” means not available.

(a)	Year-average

(b)	Includes impact of introduction of the Goods and Services Tax (GST) in 2000-01.

Note: All monetary values are in current prices

Source: ABS and Queensland Treasury

Structure of the Queensland Economy

Queensland’s contribution to the Australian economy is reflected in the following table. It shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2002-03 and 2003-04.

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Components of Economic Growth(a)

(based on Queensland State Accounts)

	Queensland (a)				Australia (b)
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GSP growth (% points)
	2002-03	2003-04(d)	2002-03	2003-04(d)	2002-03	2003-04	2002-03	2003-04
Household consumption expenditure	5.5	9.9	3.3	5.9	3.8	5.6	2.3	3.3
Priv. gross fixed capital formation	21.5	10.2	4.4	2.4	14.9	17.2	2.8	1.5
- Dwellings	19.9	16.0	1.4	1.3	15.4	7.7	0.9	0.5
- Business Investment	32.3	5.1	3.1	0.6	21.0	8.0	1.9	0.9
(i) Other buildings and structures(e)	41.9	2.4	1.2	0.1	33.1	8.4	0.9	0.3
(ii) Machinery and equipment	28.0	6.5	1.8	0.5	15.7	7.8	1.0	0.6
- Ownership transfer costs	6.5	8.6	0.1	0.2	1.4	(2.0)	0.0	0.0
Private final demand(c)	9.5	10.0	7.7	8.3	6.5	6.0	5.0	4.8
Public final demand(c)(e)	2.7	5.0	0.6	1.1	4.8	3.5	1.0	0.8
Gross State/National Expenditure	7.9	9.7	8.2	10.2	6.2	6.0	6.1	6.1
Exports of goods and services	2.6	0.8	0.9	0.3	(0.5)	0.9	(0.1)	0.2
Imports of goods and services	9.5	16.7	(3.6)	(6.6)	13.5	13.1	2.7	2.9
GSP/GDP	5.5	3.9	5.5	3.9	3.1	3.6	3.1	3.6

(a)	Chain volume measure (reference year 2002-03)

(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

(c)	Queensland data adjusted for asset sales but national data not adjusted, as information not available.

Source: Queensland Treasury, ABS Cat.No. 5206.0

Key features are:

•	Despite a heavy detraction from growth by the trade sector, Queensland recorded solid economic growth in 2003-04 of 3.9%, higher than national growth of 3.6%.

•	Growth in private demand in 2003-04 has been driven by very strong growth in household consumption and private investment. However, rapid growth in imports has offset modest growth in exports to produce a large net detraction from growth of 6.3%.

•	Household consumption expenditure in Queensland increased by 9.9% in 2003-04, following growth of 5.5% in 2002 03. Consumption expenditure in Australia grew by 5.6% in 2003-04, following growth of 3.8% in 2002-03.

•	Total private gross fixed capital formation increased by 10.2% in the State in 2003-04, building on growth of 21.5% recorded in 2002-03.

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•	Dwelling investment rose by 16.0% in the State in 2003-04, following growth of 19.9% in 2002-03. Australia also experienced solid growth of 7.7% in dwelling investment in 2003-04.

•	Public final demand in Queensland grew by 5.0% in 2003-04, following growth of 2.7% in 2002 03.

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Exports

Queensland is one of Australia’s major exporting States. The nominal value of Queensland’s overseas merchandise exports in 2003-04 totalled $20.1 billion, accounting for 18.5% of Australia’s total merchandise exports during the year. Due to subdued economic growth in some of Queensland’s major overseas trading partners during the year and reflecting the impact of the solid appreciation of the A$ during the year, the nominal value of Queensland’s overseas merchandise exports for 2003-04 fell by 5.9% compared with the previous year.

In 2003-04, the nominal value of rural exports (excluding sugar and honey) fell by 2.1%. Sugar data are recorded as confidential for a period of time following export. This fall partially reflected the continuing impacts of a severe drought over the previous year and also reflected the fact that many of Queensland’s rural commodity exports are denominated in US$, with the appreciation of the A$ exchange rate over the year eroding the nominal A$ returns to Queensland exporters.

Fish and other seafood exports fell by 18.0% in 2003-04. Over the two years to 2003-04, the strength of the Australian dollar appears to have adversely affected returns received by fish and other seafood exporters. An appreciation in the Australian dollar has increased the affordability of imported seafood, increasing competition in this industry. For example, the price of prawns in both the aquaculture and wild catch sectors fell with the availability of large volumes of low-priced imported aquaculture prawns from overseas.

In contrast, exports of cereals recovered strongly (up 26.2%) due to improvements in seasonal conditions, while exports of textile fibres continued to fall (down 16.2%) in 2003-04. Mining exports, including both crude minerals and processed minerals and metals, fell significantly in value terms in 2003-04, down 7.5% and 11.4% respectively. This reflected weak contract coal prices and an appreciation of the A$, which offset increases in the volume of mining exports. The appreciation in the A$ also partly explains the fall in the value of base metals over the two years to 2003-04.

The fall in Queensland’s overseas merchandise exports was slightly greater than the national decline of 5.6%. This was primarily the result of a greater impact of low A$ contract coal prices on the value of exports in Queensland, with exports of coal under contract representing a larger share of total merchandise exports in Queensland than nationally.

Overseas Exports of Goods and Services, Queensland

($ million at current prices)

Export Categories(a)

	2001-02	2002-03	2003-04(p)
Rural
Meat	2,810.9	2,725.2	2,749.7
Fish and other seafood	379.3	282.8	232.6
Cereals	304.7	149.6	188.9
Vegetables and fruits	289.6	228.4	243.2
Sugar and honey(b)	1,477.5	1,246.0	74.8
Textile fibres	791.1	587.2	492.1
Animal oils and fats	100.3	120.2	148.2
Other rural	778.0	649.3	595.0
Total Rural	6,931.4	5,988.8	4,724.3

Crude Minerals
Metalliferous ores	1,458.0	1,330.7	1,513.9
Coal, coke and briquettes	8,078.8	6,670.4	5,946.2
Petroleum and related products/materials	298.3	335.4	251.1

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Export Categories(a)

	2001-02	2002-03	2003-04(p)
Other crude minerals	72.6	74.7	72.8
Total Crude Minerals	9,907.7	8,411.1	7,784.0

Processed minerals and metals
Non-ferrous metals	2,494.1	2,157.6	1,888.0
Other processed minerals and metals	228.8	218.4	217.3
Total Processed minerals and metals	2,722.9	2,376.0	2,105.3

Other manufactures
Chemicals and related products	409.1	408.1	407.8
Manufactured goods classified by material	170.9	199.5	175.6
Machinery	774.5	771.0	727.8
Transport equipment	311.2	318.3	238.6
Miscellaneous manufactures	253.3	268.2	211.2
Total Other manufactures	1,919.0	1,965.1	1,781.6

Manufactures (sum of processed minerals and metals and other)	4,641.9	4,341.1	3,886.8
Confidential and special	1,670.2	2,640.0	3,725.9

Total overseas exports of goods	23,151.1	21,381.0	20,121.0

Tourism(c)	1,940.0	1,924.0	2,023.0
Other services(c)	3,451.0	3,686.0	4,010.0
Total overseas exports of services(c)	5,391.0	5,610.0	6,213.0

Total Overseas Exports of Goods and Services(d)	28,542.1	26,991.0	26,334.0

(p)	preliminary.

(a)	Based on the Standard International Trade Classification (SITC3).

(b)	Sugar data are confidential for Queensland for 2003-04. Sugar data for Australia are held as confidential and included in “Confidential and Special”. Sugar data are only released into the ‘Sugar’ category for Australia after a six month lag. As a result, estimates for ‘sugar and honey’ for Queensland in 2003-04 exclude the value of sugar.

Source: ABS, unpublished foreign trade data.

(c)	2003-04 figures for tourism and other services exports are based on an estimate of total yearly growth. This estimate has been made by calculating the growth rate for the three-quarters to March quarter 2004, compared with a year earlier, and applying this growth rate to the yearly total for 2002-03.

Note: Amounts have been rounded to the nearest million. Consequently amounts may not add to rounded totals.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

Queensland exports to a range of overseas markets. Japan has been Queensland’s largest export market for most of the past decade and currently accepts over one quarter (26.4%) of the State’s merchandise exports. Other major export markets include the European Union (13.4%), South Korea (10.9%), China (including Hong Kong) (8.9%), the United States of America (7.1%), India (5.2%) and Taiwan (4.6%).

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Both the share and the absolute value of exports to the United States and the European Union fell in 2003-04. Declines in the value of meat and non-ferrous metals exports to the United States explained much of the decline in the total value of exports to the United States. Meat exports (which accounted for over 50% of merchandise exports to the US) fell by 8.0% to around $800 million in 2003 04. Restrictions placed on US beef exports to Japan following an outbreak of BSE increased the domestic supply of beef reducing import demand. The value of non-ferrous metals exports to the United States also fell, by 29.4% to $88 million, mainly due to the strength of the Australian dollar.

A decline in the value of exports to the European Union was mainly due to a fall in the value of coal and non-ferrous metals exports to the region, which fell with the appreciation of the A$ against the US$. The Queensland Department of Natural Resources and Mines coal exports data indicate that a decline in coal exports to Europe in 2002-03 was accompanied by an increase in exports to Asia during the year. This pattern of trade is consistent with strong economic growth in Asia in recent years, compared with more subdued growth in Europe.

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The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total at current prices)

	2001-02	2002-03	2003-04(p)
South Korea	9.8	11.0	10.9
China	4.0	4.9	7.0
Japan	26.7	26.1	26.4
Taiwan	4.1	4.5	4.6
Hong Kong	1.8	1.8	1.9
North Asia Total	46.5	48.3	50.9

Indonesia	2.3	2.4	2.4
Papua New Guinea	1.6	1.6	1.5
Singapore	1.2	1.1	1.0
India	5.4	5.5	5.2
Malaysia	2.8	2.5	2.6
Thailand	1.2	1.1	1.4
South Asia Total	14.5	14.2	14.1

Canada	2.0	1.5	1.0
United States	7.8	7.4	7.1
North America	9.8	8.9	8.1

European Union	15.9	14.8	13.4
New Zealand	3.2	3.6	3.9
Brazil	1.4	1.3	1.6
Other	8.8	8.9	8.1

	100.0	100.0	100.0

(p)	preliminary

Source: ABS, unpublished foreign trade data.

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Imports

The nominal value of Queensland’s merchandise imports rose 10.6% in 2003-04, to $18.1 billion.

Queensland’s imports of manufactured goods totaled $13.3 billion in 2003-04, increasing from $11.5 billion in 2002-03. Imports of other machinery and equipment rose by $1.3 billion to $4.9 billion in 2003-04. This increase is consistent with strong growth in the domestic economy and further growth in business investment during the year. The appreciation of the A$ exchange rate over much of the year (which effectively reduced the price of imported goods) also encouraged business purchases of imported machinery and transport equipment, with total business investment in machinery and equipment in Queensland increasing by a further 5.1% in real terms in 2003-04. Meanwhile, the value of petroleum products decreased from $2.8 billion in 2002-03 to $2.6 billion in 2003-04.

Other machinery and transport equipment totaled $4.9 billion in 2003-04, increasing from $3.6 billion in 2002-03. This increase was due to a number of factors. First, the value of the A$ increased substantially over the first half of 2003-04, decreasing the cost of imported goods. As a result, the demand for imported equipment increased substantially. In addition, domestic demand and strong gains in commodity prices, in particular base metals, encouraged a strong level of business investment in 2003-04. Queensland traditionally relies on imported capital goods for machinery and equipment investment. In particular, a high level of investment in minerals-related projects is expected to have increased demand for equipment imports in 2003-04. More specifically, approximately $763 million of the $1.3 billion increase in this category was due to imports in non-road transport equipment. The vast majority of this increase was due to aircraft imports, which due to their very large value, have traditionally provided a source of volatility in import data.

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The value of Queensland’s imports in recent years are outlined in detail in the following table:

Overseas Imports of Goods and Services, Queensland

($ million at current prices)

Import Categories(a)

	2001-02	2002-03	2003-04 (p)
Live animals, food, beverages & tobacco	550.3	639.6	607.9
Mineral fuels, petroleum and lubricants	2,069.1	2,780.7	2,587.4
Chemicals	1,043.6	986.2	1,059.6
Road motor vehicles	3,105.0	3,444.0	3,708.0
Other machinery and transport equipment	3,251.3	3,628.6	4,946.2
Other manufactured goods	2,956.9	3,423.7	3,568.4
Other	1,241.4	1,455.4	1,606.3
Total overseas imports of goods	14,217.6	16,357.9	18,083.8

Tourism	910.0	899.0	958.0
Other services	4,562.0	4,664.0	4,917.0
Total overseas imports of services	5,472.0	5,563.0	5,875.0

Total Overseas Imports of Goods and Services	19,689.6	21,920.9	23,958.8

(p)	preliminary.

(a)	Based on the Standard International Trade Classification (SITC3).

Source: ABS, unpublished foreign trade data.

Note:	Amounts have been rounded to the nearest million. Consequently amounts may not add to rounded totals.

Employment and Income

Queensland’s population, as at March quarter 2004, totaled 3,863,554 persons. Over the five years to the year ending March quarter 2004, the State’s population increased at an average annual growth rate of 2.0%, compared with 1.0% in the rest of Australia.

During the five year period to 2003-04, Queensland’s labour force increased by 11.3%, (2.2% per annum on average) due primarily to strong population growth, with the State’s labour force participation rate remaining consistently higher than that in the rest of Australia but virtually unchanged throughout the period. Queensland’s labour force has continued to grow at rates above that for the rest of Australia.

Employment growth in Queensland eased to 3.3% in 2003-04, down from the very strong growth of 3.7% in 2002-03. However, employment growth in Queensland in 2002-03 was still well above that of the rest of Australia, which also eased, down from 2.2% in 2002-03 to 1.4% in 2003-04. Over the five years to 2003-04, employment in Queensland increased by 13.4% compared with 9.2% for the rest of Australia. As a result, Queensland created 218,600 new jobs which equated to over a quarter (25.1%) of all jobs created in Australia over the period. The following table shows changes in Queensland’s employment by industry over the past five years.

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Employed Persons by Industry, Queensland

	1998-99	2003-04	Change 1998-99 2003-04	Proportion of 2003-04 Total Employment
	(thousands)		(%)
Industry
Agriculture, Forestry, Fishing	103.1	85.4	(17.2)	4.6
Mining	19.1	22.1	15.7	1.2
Manufacturing	177.9	184.7	3.9	10.0
Electricity, Gas and Water	12.0	14.0	17.2	0.8
Construction	136.6	164.3	20.3	8.9
Wholesale and Retail Trade	351.8	379.7	7.9	20.6
Accommodation, Cafes and Restaurants	87.6	95.2	8.6	5.2
Transport and Storage	82.3	93.3	13.3	5.1
Communication Services	23.9	29.9	24.7	1.6
Finance and Insurance Services	41.9	49.5	18.1	2.7
Property and Business Services	152.0	196.7	29.4	10.7
Government Administration	60.2	94.7	57.4	5.1
Community Services (Education and Health)	271.4	313.7	15.6	17.0
Recreation, Personnel and Other Services	101.6	119.6	17.7	6.5

Total(a)	1,621.2	1,842.5	13.6	100.0

(a)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match aggregate estimates of employed persons

Note: Due to rounding, amounts may not add to totals.

Source: ABS Cat. No.6203.0

Queensland’s average unemployment rate was 6.2% in 2003-04, down from 7.2% in the previous year (rest of Australia 5.7% and 6.0% respectively). This substantial improvement in Queensland’s unemployment rate reflects the fact that growth in employment over 2003-04 outpaced labour force growth. The average participation rate in Queensland in 2003-04 was 64.8%, compared with 63.2% in the rest of Australia.

Prices

The Queensland Consumer Price Index (“CPI”) rose 2.9% in 2003-04, compared with an inflation rate of 3.2% in 2002-03. The CPI for Australia rose 2.4% and 3.1% in 2003-04 and 2002-03 respectively.

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Income

Average weekly earnings and household income per capita in Queensland are below the Australian average. The most recent figures available are given below:

Measures of Income

	Household Income per Capita 2002-03	Average Weekly Earnings 2003-04

	($)	($)
State
Queensland	28,463	684.8
New South Wales	34,675	793.9
Victoria	33,148	760.0
South Australia	29,266	647.5
Western Australia	32,148	731.2
Tasmania	26,465	646.1

Source: ABS Cat. No. 5220.0 and 6302.0

Queensland recorded growth in average weekly earnings of 5.5%, compared with 4.8% nationally in 2003-04.

Wages Policy

Historically, wages in Australia have been strongly influenced by the Australian Industrial Relations Commission and its predecessors through a system of ‘awards’, which establish minimum wage rates payable in particular occupations.

A central component of the previous Commonwealth Government’s industrial relations policy from 1983 to 1996 was the Prices and Incomes Accord, an agreement between the Commonwealth Government and the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralised. Wage rises were constrained in an effort to foster growth in GDP and employment.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralised system, enabling an economic environment of low inflation and strong employment growth.

The current Commonwealth Government, elected in 1996, has further encouraged this shift to a more decentralised wage fixing system. Nevertheless, employees on minimum award rates who have not been able to secure pay increases under enterprise agreements have been protected through a series of award safety net adjustments, to ensure that basic living standards are maintained.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralised wage-fixing as the dominant method of structured wages negotiation in Australia. As of May 2002, 38.2% of Australian workers were covered by collective agreements, compared with only 20.5% covered by Awards only, with Individual agreements (41.3%) the most common type of wage-setting agreement.

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In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applies to the estimated 52.4% of employees in Queensland who are covered by the State industrial relations system. The Act provides greater choice in agreement types to suit individual industries, enterprises and workplaces. It also provides enhanced powers for the Queensland Industrial Relations Commission to assist parties in negotiating agreements, including a greater focus on conciliation and mediation.

PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland’s GSP and Australia’s GDP.

Queensland/Australian Gross Product-Major Industry Sectors (a)

(Current prices, 2002-03)

	Queensland	Australia	Queensland as a % of Australia
	($ millions)
Sector
Agriculture, forestry and fishing	4,758	19,202	24.8
Mining	8,712	34,427	25.3
Manufacturing	11,193	77,651	14.4
Services(b)	88,142	530,749	16.6

Total	112,805	662,029	17.0

(a)	Based on total factor income. Total factor income refers to that part of the cost of producing the gross domestic product which consists of gross payments to factors of production (labour and capital). It represents the value added by these factors in the process of production and is equivalent to gross domestic product less taxes plus subsidies on production and imports.

(b)	Includes general government and ownership of dwellings gross operating surplus

Source: ABS Cat. No.5220.0

Mining

Over the past decade, the mining sector of Queensland’s economy has provided a strong stimulus to State growth. Queensland has large reserves of coal, bauxite, gold, copper, silver, lead, zinc, nickel, phosphate rock and limestone currently being mined, and largely unexploited resources of magnesite, oil shale, uranium, tin, mineral sands, clay and salt.

In 2002-03, Queensland provided 25.3% of the nation’s mining output, the second largest contribution of any State to Australia’s total mining output. The industry accounted for around 7.8% of GSP in Queensland.

The Queensland mining industry is a major export earner and makes a substantial contribution to capital investment, direct and indirect employment, and regional development. Mining also provides a base for a number of the State’s leading value-added industries.

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The value of Queensland mineral production from 1998-99 to 2002-03 is shown in the following table.

Queensland Mineral Production -Value

	1998-99	1999-00	2000-2001	2001-02	2002-03
	($ millions)
Mineral
Black coal(a)	4,981	4,761	6,228	8,062	7,452
Copper concentrate	688	785	1,138	994	1,246
Gold Bullion(b)	364	395	447	317	294
Bauxite	249	173	252	280	212
Lead Concentrate(c)	411	465	700	534	772
Crude Oil	59	122	146	109	68
Zinc Concentrate	174	559	951	647	826
Natural Gas	138	339	322	403	381
Other	445	366	722	783	625

Total	7,509	7,965	10,906	12,129	11,876

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes.

(b)	Includes alluvial gold.

(c)	Includes a significant component of silver.

Source:	Queensland Department of Natural Resources and Mines.

Changes in estimated production volumes of many of Queensland’s principal minerals and energy commodities varied in 2002-03, with increases occurring in the production of gold bullion (up 10.1%), zinc concentrate (up 4.3%), and black coal (up 3.5%). Meanwhile, falls were recorded in the production of crude oil (down 32.5%), copper concentrate (down 17.3%) and natural gas (down 2.0%) as shown below. Weighted average world mineral prices fell slightly in 2002-03, down by 4.3% (measured in SDR terms) compared with the previous year.

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Queensland’s Principal Mineral Production -Volumes

	1998-99	1999-00	2000-01	2001-02	2002-03
Mineral
Black coal	112,634	124,348	138,352	148,363	153,602
Copper concentrate	1,195	1,351	1,490	1,501	1,242
Gold Bullion(kg)(a)	38,301	42,078	43,503	34,666	38,154
Bauxite	10,761	11,546	11,731	11,276	11,251
Lead Concentrate(b)	485	566	702	677	680
Zinc Concentrate	387	657	1,232	1,332	1,389
Crude Oil (megalitres)	651	566	522	474	320
Natural Gas (gigalitres)	3,282	4,486	4,549	5,523	5,411

(a)	Includes alluvial gold.

(b)	Includes a significant component of silver.

Source:	Queensland Department of Natural Resources and Mines.

Coal

Coal remained Queensland’s major mineral commodity during 2002-03, accounting for around 63% of total mineral production value. Coal is also Queensland’s leading export commodity, with the value of exports (including coke and briquettes) totalling $5.9 billion in 2003-04 (around 29% of the total value of Queensland’s merchandise exports).

The volume of coal production in Queensland during 2002-03 rose by 3.5% to 153.6 million tonnes. However, the value of production fell by 7.6% to $7.5 billion, due to lower average coal export prices in Australian dollar terms over the year.

Copper

In 2002-03, the value of copper concentrate production rose 24.5%. The increase in value produced was mainly the result of higher world copper prices, despite a decrease in the volume of production (down 17.3%). The fall in production was due to the earlier curtailment of output from a number of mines.

Gold

The value of gold production fell 7.3% in Queensland in 2002-03. This was mostly as a result of lower A$ gold prices over most of the year. The Queensland gold industry performed well despite a reduction in the number of producers, with total gold bullion (pure, investment grade gold) increased from 34,666 kilograms in 2001-02 to 38,154 kilograms in 2002-03. Total annual gold production (including gold bullion and lower quality gold) in 2002-03 declined slightly from the previous year to 24.7 tonnes (down 2.8%), mainly due to the closure of the Mt. Leyshon and Kidston gold mines in the previous year.

Bauxite

Bauxite is mined in the north of Queensland with indicated reserves of approximately 3 billion tonnes. The Weipa deposit in northern Queensland is the largest known bauxite deposit in the world.

The value of Queensland bauxite production fell by 24.3% in 2002-03 to $212 million, due to a fall in bauxite prices, with production volumes remaining around the same as the previous year.

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Lead and Zinc

The value of lead concentrate production rose 44.6% in 2002-03, due primarily to stronger prices. The volume of production increased slightly (up 0.4%) over the year. The value of zinc concentrate increased by 27.7% in 2002-03, also as a result of higher prices, as well as a 4.3% increase in the volume of production.

Crude Oil and Natural Gas

The estimated volume of crude oil produced in Queensland decreased 32.5% in 2002-03. Lower A$ oil prices resulted in the value of production decreasing by 37.6%.

Production of natural gas decreased marginally (down 2.0%) in Queensland in 2002-03. Meanwhile, the value of production fell by a proportionately greater amount (down 5.5% to $381 million).

Agriculture

The agriculture, forestry and fisheries sector in Queensland accounted for approximately 4.2% of GSP and for approximately 24.8% of Australia’s total agricultural production in 2002-03. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Australia’s foreign earnings.

In 2002-03, approximately 60% of the gross value of Queensland’s agricultural production was derived from four products—beef, sugar, grain and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

In 2002-03, Queensland’s gross value of agricultural production decreased 10.1% to $7.3 billion.

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The following table presents figures on the gross value and volume of agricultural commodities produced in Queensland for the most recent five years for which data is available.

Queensland’s Major Agricultural Commodities

Value and Volume of Production

	1998-99	1999-00	2000-01	2001-02	2002-03
	($ millions)
Gross Value
Slaughtering and other disposals	2,274	2,668	3,368	3,697	3,357
Cattle and calves	1,914	2,276	2,964	3,223	2,878
Poultry	158	157	160	180	203
Pigs	150	177	177	208	213
Sheep	48	54	64	78	53
Sugar cane for crushing	961	813	601	903	944
Wool (shorn)	170	165	195	189	139
Cereals for grain	596	593	501	537	458
Horticulture(a)	1,037	1,091	1,371	1,464	1,364
Dairying (total whole milk production)	341	322	232	257	251
Cotton	528	581	414	397	188
Other	477	538	567	639	562

Total	6,384	6,771	7,250	8,081	7,262

Volume of Production
Beef and veal (tonnes)	910,034	938,602	1,040,310	977,601	951,153
Sugar cane (‘000 tonnes)	35,587	35,316	25,867	28,250	34,231
Wool (‘000 kg)	51,874	49,215	52,590	38,743	22,901
Wheat (‘000 tonnes)	1,941	1,904	1,157	901	601
Cotton lint (‘000 tonnes)	241	282	211	197	82

(a)	Vegetables, fruits (including grapes) and nuts.

Sources: ABS, Cat. No 7121.0, 7215.0, 7503.0 and 7113.0

Production volumes of most of Queensland’s major agricultural commodities declined in 2002-03. Production of each of the major crops and livestock products decreased over the year, primarily reflecting the impact of the drought. The exception was production of sugar cane, which benefited from improved yields following lower production in the previous two years.

Commodity prices for most of the State’s agricultural goods increased in A$ terms 2002-03 largely as a result of falling supply associated with drought throughout much of Australia. In particular, world prices for wheat, cotton and wool increased significantly as supply struggled to meet demand on world markets.

Meat and Poultry

Meat products are Queensland’s most valuable rural commodity, accounting for 46.2% of the State’s total value of agriculture production in 2002-03.

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Grains

Total Queensland wheat production fell for the fourth year in a row in 2002-03, down 300,000 tonnes to 601,000 tonnes. This had a substantial impact on the value of the State’s grain production, which fell by 14.8% in 2002-03. Drought in wheat producing regions of the State primarily contributed to a decline in wheat production over the four years to 2002-03. The area planted to wheat also declined over the period.

Sugar

Australia is the world’s second largest exporter of raw sugar and Queensland accounts for around 90% of Australian production.

Queensland’s sugar cane production was 34.2 million tonnes in 2002-03, ranking second only to beef in terms of its individual contribution to the value of total Queensland agriculture production. Overall production increased in 2002-03 as a result of improved yields, following poor seasonal conditions and crop disease in previous years.

Wool

Queensland’s gross value of wool production fell from $189 million in 2001-02 to $139 million in 2002-03. A decline in the volume of wool production more than offset an overall rise in wool prices over the year. The drought and gradually increasing demand for synthetic substitutes have contributed to the fall in wool production over the three years to 2002-03.

Other Primary Industries

Timber Based Industries

Queensland has significant timber resources with approximately 3.8 million hectares of forest and timber resources controlled by the Department of Primary Industries. Rainforest timber plantations predominate in north Queensland while the south east coastal area includes large plantations of cultivated pine forests and natural forests. There are also extensive cypress woodlands in south west Queensland.

The gross value of forestry production for 2002-03 is estimated to be $109 million, which is 14.7% above that recorded in the previous year. The estimated increase in the gross value of forest production in 2002-03 reflects the strong recovery in housing construction since mid 2001. The turnover of the entire timber based industry is considerably higher, given a product range that includes sawn timber, veneers, manufactured board, wooden and corrugated fibre board containers, paper bags and furniture, mainly for the domestic market.

Fisheries

The gross value of fisheries production for 2002-03 is estimated to be $368 million, a slight decrease compared with 2001-02.

Manufacturing

In 2002-03, the manufacturing sector accounted for 9.0% of GSP in Queensland. In common with most Western industrialised nations, the relative importance of manufacturing has been declining in favour of service-based industries. However, the manufacturing sector’s share of GSP has declined less rapidly in Queensland than in other States, with Queensland’s share of national manufacturing output rising slightly to 14.4% in 2002-03, compared with 12.5% 10 years earlier.

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Manufacturing in Queensland developed historically to service and process the State’s agricultural and mineral resources. It is estimated that approximately two thirds of manufacturing in Queensland is related to processing, servicing or the provision of machinery and equipment involved in the agricultural and mining sectors.

In the past, Australia’s border protection policy (primarily tariffs and quotas) has imposed costs on Queensland’s industries without off setting benefits. The winding back of protection has benefited manufacturing industry in the State, in part because of its beneficial impact on mining and agriculture.

In 2000-01 (the latest available data), almost half of the manufacturing industry’s turnover was accounted for in the two categories of food, beverages and tobacco (30.6%) and metal products (18.1%).

In 2000-01 (the latest available data), Queensland’s manufacturing turnover increased by 18.1%, to average 6.9% per annum growth in the five years since 1995-96.

Manufacturing output has grown strongly across most sectors, as shown in the following table:

Queensland Manufacturing Industry Turnover(a)

Average Annual Growth by Sector

	1995-96	2000-01	Average Annual Growth
	($ millions)		(%)
Subsector
Food, beverages and tobacco	8,675	12,314	7.3
Textile, clothing, footwear and leather	568	687	3.9
Wood and paper products	1,558	2,491	9.8
Printing, publishing and recorded media	1,343	1,676	4.5
Chemical, petroleum and coal products	3,897	7,288	13.3
Non-metallic mineral products	1,688	1,892	2.3
Metal products	6,812	7,282	1.3
Machinery and equipment	3,349	5,535	10.6
Miscellaneous manufacturing	912	1,129	4.4

Total Turnover	28,801	40,292.3	6.9

(a)	Due to changes in the ABS’ collection methodology in 2000-01, the measurement of Manufacturing Industry Turnover changed slightly. Therefore, the 2000-01 figures are not entirely comparable with earlier years and growth rates should therefore be considered as approximations.

Note: Figures are rounded to the nearest million. Consequently, figures may not add to the total.

Source: ABS Cat. No. 8221.0

Overseas exports of Queensland manufactured goods, including processed minerals and metals, totalled $3.9 billion in 2003-04. Total manufactured overseas exports fell 10.5% in 2003-04, following a decline of 6.5% in 2002-03, reflecting the subdued global economic activity and the steady appreciation of the A$.

Services

Transport

Queensland has 14 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Brisbane in the south-east to Karumba in the north-west. The Queensland railway

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network encompasses approximately 10,000 kilometres of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in central Queensland.

The Queensland road network, extending approximately 177,000 kilometres, is constantly being upgraded and extended to maintain a safe and viable road network.

Queensland has four international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non tourism related business opportunities. Following the collapse of Ansett in 2001, both Qantas and Virgin Blue have increased air capacity to many key destinations, taking up the market share previously occupied by Ansett. The securing of the Australian Airlines operational hub at Cairns was positive for the Queensland aviation industry and represents a major advance in improving international air access to the State.

Communications

Queensland is served on a State-wide basis by the national postal system and a number of major telecommunications companies. Two way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non commercial television network principally operated by the Australian Broadcasting Corporation (ABC) and the Special Broadcasting Service (SBS). In addition, three commercial television networks and a community television station operate within the State. Queensland also has a widespread cable and satellite pay television service in operation, while broadband internet services are also available in all major centres across the State.

Construction

The Queensland building and construction industry provided 8.9% of employment in the State during 2003-04.

Dwelling investment in Queensland rose by 16.0% in 2003-04, following an increase of 19.9% in 2002-03. In comparison, dwelling investment nationally rose 7.7% in 2003-04, following a rise of 15.4% in 2002-03. Continued strong house price growth in Queensland fuelled demand for investment properties and led to many home owners drawing on their increased equity to renovate their properties. This has resulted in continued strength in alterations and additions activity, with the volume of private residential alterations and additions increasing 8.9% in 2003-04, following growth of 26.7% in the previous year.

Private non dwelling construction investment rose by 2.4% in 2003-04 (nationally, up 8.4%), following growth of 41.9% in 2002-03 (nationally, up 33.1%).

Tourism

Tourism is one of Queensland’s most important and fastest growing sectors, accounting for an estimated 6.4% of overall GSP in the State in 1998-99 (the latest available data). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometres of beaches which provide facilities for surfing, water skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments

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including extensive canal developments, theme parks and internationally-recognised restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centres on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday Group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

Total tourism services exports, including overseas and interstate tourism, declined 1.1% in Queensland in 2003-04. Overseas tourism exports rose 8.3% during the year, after declining in the each of the previous two years. Previous declines have been the result of the global economic downturn, international terrorist attacks, the war in Iraq and the outbreaks of Severe Acute Respiratory Syndrome (SARS) and Avian influenza. However, with the effects of these negative shocks declining, and the world economy continuing to strengthen, the economic climate became increasingly conducive to greater international travel in 2003-04. While this benefited overseas tourism exports, it was not as conducive to growth in interstate tourism to Queensland. As residents in the rest of Australia became less concerned about health and safety issues they were more inclined to travel overseas, rather than interstate, than they had been in previous years. This renewed confidence in international travel was reflected in an 4.8% fall in interstate tourism exports to Queensland in 2003-04.

A number of new hotel and resort projects (valued at approximately $3.0 billion) are either already under construction or under consideration in Queensland. Some of these projects include:

•	Coomera Waters Resort, Gold Coast;

•	Cobaki Lakes residential resort, Gold Coast;

•	Rainbow Harbour Resort, Cairns; and

•	Veridian resort and residential housing precinct, Noosa.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to an agreement between the States and the Commonwealth in 1927, recognising that it was in the interests of all to cooperate when borrowing in these markets. This agreement, known as the Financial Agreement, established the Australian Loan Council to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

The Financial Agreement does not bind the many bodies set up under Commonwealth or State statutes. These bodies, which include central borrowing authorities and local governments, government owned corporations and other statutory bodies may enter the market directly and issue stock either in their own names or through a central borrowing authority. The central borrowing authority for Queensland is Queensland Treasury Corporation. Until June 1984, borrowings by these semi-government and local governments were controlled by the Loan Council under what was known as the Gentlemen’s Agreement, which was an understanding agreed upon in 1936 (and subsequently amended as necessary). The Gentlemen’s Agreement had no legal status.

From 1984 until 1993, borrowing arrangements for these authorities were determined by reference to the Global Approach. The main feature of the Global Approach was the imposition of aggregate quantitative controls (global limits) on borrowing by Commonwealth and State authorities. Over the period of its operation, there were progressive modifications and refinements of the Global Approach.

The Financial Agreement also established the State Government’s Loan Council Program (the “Loan Program”) to provide a mechanism by which the Commonwealth borrowed on behalf of the States for the purpose of financing capital expenditure. The rationale for this coordinated approach was that funds could be raised for the States on more favourable terms than if States individually undertook their own borrowings.

Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, since that time, the nature of the Loan Program has changed and its significance in overall State finances has declined. States found it necessary to rely increasingly on borrowing by semi-government authorities to fund capital expenditures. This occurred in particular during the late 1970s and early 1980s. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities, which were monitored in the framework of the Global Approach.

Over the last 20 years of its existence, the Loan Program has consisted of both a loan component and a grant component (in the form of interest-free non-repayable capital grants to assist State governments to finance capital expenditure). During the 1980s, the loan component was primarily concessional loans for public housing. At the 1989 Loan Council meeting, it was agreed that the loan component of the Loan Program would be replaced by additional grants to the States under the Commonwealth State Housing Agreement. After 1989-90, the Loan Program has consisted solely of general purpose capital grants. (From 1991-92, the “Building Better Cities” program has also been classified as general purpose capital assistance.) These have since been abolished.

Until 1990-91, under the Financial Agreement, the Commonwealth Government undertook borrowings in the market in its own name and then on-lent the funds to the States. The Loan Council determined the terms and conditions of all loans raised by the Commonwealth on behalf of the States as well as the terms and conditions for loans raised by the Commonwealth for its own use. States were unrestricted in their use of these funds as they were directly substitutable for direct general purpose borrowings by the States in their own names in the market.

The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets. (Analogous arrangements were to apply for the Territories).

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In line with the Loan Council decision, the States were required to make additional payments to the National Debt Sinking Fund sufficient to permit redemption at their maturity of all Commonwealth Government securities issued on their behalf. With the passage of legislation related to the new Financial Agreement through all jurisdictions’ parliaments, the National Debt Sinking Fund was replaced on July 1, 1995 by the Debt Retirement Reserve Trust Account. A total of $7.6 billion of Commonwealth Government securities was on issue on behalf of the States and Territories as at June 30, 1995. Under the new arrangement, this debt will be fully taken over by the States and Territories by 2005-06. The Loan Council decision has also meant that from June 30, 1990 there have been no additional allocations of Commonwealth Government securities to the States and Territories.

The Commonwealth compensates the States and Territories for the additional borrowing cost to them of this change based on the interest margins between Commonwealth and State debt applying at, and prior to, the change. (State central borrowing authorities, which are the major borrowers on behalf of the State/local sector, generally borrow at somewhat higher rates than the Commonwealth Government, with margins varying from time to time depending on market conditions.) In addition, the Commonwealth provides compensation for its reduced sinking fund contributions due to the accelerated decline in outstanding net debt on which those contributions are based.

Overall, these new arrangements replace Commonwealth debt to the private sector with State and Territory debt; they do not alter the financial position of the public sector as a whole. They do, however, represent a significant structural reform in Commonwealth/State (and Territory) financial relations. They place full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State and Territory Governments to greater scrutiny by the community and financial markets.

As from 1993-94, new Loan Council monitoring and reporting arrangements apply to the financing activities of Commonwealth and State Governments. The new arrangements were endorsed in principle at a special Loan Council meeting in Perth in December 1992 and were approved for implementation at the July 1993 Loan Council meeting.

The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus. The rationale for the switch in focus from global limits to an aggregate based on the deficit/surplus as a measure of the financing requirement is that the Global Approach focussed on gross new borrowings by jurisdictions rather than their net call on financial markets; the latter is a more meaningful indicator of the impact of the public sector on the economy.

Under the new Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspective’s: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. The nature of any adjustment and its allocation across governments would be negotiated by Loan Council members. Important considerations in these negotiations would be the comparative fiscal circumstances, infrastructure requirements and capital needs of particular governments. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

It should be noted that the LCA nominations are now based on the new accrual GFS derived cash flow statement. A measure of the surplus (deficit) is derived from information contained in the cash flow statement. This new

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measure whilst broadly comparable with the previous cash GFS measure, conceptually is different due to the nature of the derived accrual cash flow and the inclusion in the earlier GFS cash measure of accrual adjustments.

The emphasis of the new arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The new arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

For 2004-05, Queensland Budget-time LCA is estimated to be a loan allocation of $620 million. This compares to Queensland’s negative borrowing requirement for 2003-04 of $3,455 million resulting from the State’s sizeable cash surplus.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, goods and services tax and customs duty. There are no general taxes on capital gains in respect of assets purchased or acquired before September 20, 1985, although gains on the sale of such property in particular circumstances are taxed as income. There are no Commonwealth wealth taxes, estate or gift duties. The States, however, impose payroll taxes, stamp duties and land taxes, and local governments impose rates based on the value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements which had operated between 1976-77 and 1984-85 should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments by the Commonwealth to the States. The level of financial assistance granted to the States was decided in the context of the annual Premiers’ Conference with the Commonwealth.

At the 1994 Premiers’ Conference, the financial arrangements adopted were for a real per capita terms guarantee to apply to the total amount of financial assistance grants over the three year period from 1994-5 to 1996-7, subject to review should Australia experience a major deterioration in its economic circumstances. At the 1996 Premiers’ Conference, it was agreed that the real per capita guarantee for financial assistance grants would be extended to 1998-99 but would be conditional upon States complying with their obligations under the Agreement to Implement the National Competition Policy and Related Reforms. At the 1998 Premiers’ Conference, the real per capita guarantee was extended again until 2000-2001. Application of the guarantee in 2000 was overtaken by the introduction of the Commonwealth’s Goods and Services Tax on July 1, 2000 and the associated reform of Commonwealth-State financial relations.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (GST) was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms include significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).

The main features of the IGA include:

•	the States will receive, for any purpose, all the revenue raised by the Goods and Services Tax (GST);

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•	the Commonwealth has committed to provide financial assistance to the States to cover any temporary shortfalls in their budgets resulting from the implementation of tax reform;

•	a number of State taxes have been abolished. Bed tax (which Queensland did not levy) was abolished from July 1, 2000. Financial Institutions Duty (which Queensland also did not levy) and stamp duty on the transfer of listed marketable securities were abolished from July 1, 2001. States have also agreed to abolish debits tax from July 1, 2005. The need to retain stamp duties on non-residential conveyances, non-quotable market securities, leases, mortgages, bonds, debentures and other loan securities, credit arrangements, instalment purchase arrangements and rental arrangements and stamp duty on cheques, bills of exchange and promissory notes will be reviewed by Ministerial Council at its 2005 meeting; and

•	the Commonwealth will continue to provide Specific Purpose Payments (SPPs) to the States and has stated it has no intention of cutting aggregate SPPs as part of the reform process set out in the IGA.

The IGA contains important features for future Commonwealth-State relations, including:

•	Providing the States with access to the revenue from a broad-based growth tax, which over time should strengthen State finances. The IGA reforms have provided Queensland with a small net budgetary gain in 2002-03 and 2003-04. A gain is also expected in 2004-05.

•	Endorsing the principle of horizontal fiscal equalisation as the method for distributing GST revenue amongst the States, after a two-year transition period which ended on June 30, 2002.

•	Establishing a Ministerial Council comprising the Treasurers of the Commonwealth, States and Territories to oversee the operation of the GST and the IGA.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

Budget Process

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next fiscal year. Approval for the raising of revenue is provided under various Acts of Parliament while Parliament approves of expenditure in Appropriation Acts (of which there are four each year).

In an early Budget year (i.e. a June Budget), the major Appropriation Acts are passed by Parliament in about August/September and approve expenditure for the next financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year until the Bill receives assent. There is one Act for the Legislative Assembly and one for all other agencies. The minor Appropriation Acts are passed early in the fiscal year and validate expenditure variations from the previous financial year (the variations having already been approved by the Governor in Council). When the Budget is delivered in September (late Budget), however, two Appropriation Acts (one for Legislative Assembly and one for other agencies) are passed by Parliament in about November/December and provide appropriation for:

•	The current fiscal year;

•	Supplementary appropriation for the previous fiscal year for unforseen expenses that occurred in that fiscal year; and

•	Initial appropriation for the succeeding fiscal year to allow normal operations of Government to continue until the Appropriation Bills gain assent.

Policy Settings for the 2004-2005 Budget

The policy settings used to develop the 2003-04 Budget are guided by continued adherence to the Charter and the Government’s seven key policy priorities.

Queensland’s economic growth outlook is positive with gross state product forecast to rise by 4.25% in 2004-05. The composition of growth is predicted to change, with a general easing of growth in domestic activity being more than offset by an improvement in the trade sector. Exports growth is expected to be supported by the continued recovery in the global economy, increasing demand for commodities, and a partial recovery from the drought.

Labour market conditions in the State are forecast to remain solid in 2004-05. Employment growth of 2.25% is expected, reflecting the expected shift of economic activity towards the export-oriented industries. Labour force growth is forecast to match employment growth, leading to the average unemployment rate remaining at its two decade low of 6.25%.

Inflation is expected to moderate slightly to around 2.5% in 2004-05, with an easing in drought conditions and moderating housing activity reducing upward pressure on prices. Increased growth in average earnings of 4% is forecast over the year.

Historically, Queensland has maintained a very strong fiscal position relative to the other Australian States. Queensland consistently has maintained a cash surplus over time, whereas the other States, on average, only started recently to strengthen their fiscal positions. Consistently achieving cash surpluses has ensured Queensland maintains a strong balance sheet position and is the only State to fully fund employee entitlements.

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The Government has embarked on significant capital expenditure programs to enhance the State’s infrastructure. The three-year $1.4 billion Smart State Building Fund, announced in late 2003, aids future growth and development across the State, particularly in the areas of health, education, roads and transport. State taxes and charges will remain competitive with those of other States and Territories. Therefore, the aim is to deliver the level of services expected by the public at the lowest possible cost. This will be achieved by improving the efficiency with which the Government delivers services and by continued fiscal restraint.

Fiscal Strategy

The Charter outlines the Government’s fiscal strategy, and is an integral part of the Government’s commitment to the community. The fiscal strategy principles have been framed to meet a number of objectives, with the overriding requirement to maintain the integrity of the State’s finances. These key principles are detailed below:

•	Competitive tax environment

The Government will ensure that State taxes and charges remain competitive with the other States and Territories;

•	Affordable service provision

The Government will ensure that its level of service provision is sustainable by maintaining an overall Government operating surplus, as measured in Government Finance Statistics terms;

•	Capital funding

Borrowings or other financial arrangements will only be undertaken for capital investments and only where these can be serviced within the operating surplus, consistent with maintaining a AAA credit rating;

•	Managing financial risk

The Government will ensure that the State’s financial assets cover all accruing and expected future liabilities of the General Government sector; and

•	Building the State’s net worth

The Government will at least maintain, and seek to increase, Total State Net Worth.

The fiscal principles establish the basis for sustainability of the Government’s policies. Essentially, they require over the long term that the services provided by the Government be funded from tax and other revenue sources. The principles are supported by an accrual budgeting framework, which recognises future liabilities and highlights the full cost of sustaining the Government’s operations on an ongoing basis.

The principles recognise the importance of a strong financial position for the State. A State government, because of its more limited tax base, does not have the same capacity as a national government to cushion economic and financial shocks. At the same time, State governments have a responsibility to provide continuity of services, such as health care, police and education.

The principles recognise intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.

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Policy Priorities and Objectives

The Government has identified seven key policy priorities that it seeks to achieve for Queenslanders, regardless of where they live in the State. The priorities complement one another and the services or outputs provided by agencies generally contribute to more than one priority.

These seven key policy priorities provide the framework for specifying policy and service delivery across all portfolio areas for the longer term. The seven key policy priorities are set out below:

1.	Growing a diverse economy and creating jobs;

2.	Realising the Smart State through education, skills and innovation;

3.	Managing urban growth and building Queensland’s regions;

4.	Improving health care and strengthening services to the community;

5.	Protecting our children and enhancing community safety;

6.	Protecting the environment for a sustainable future; and

7.	Delivering responsive government.

The Government has articulated a range of specific initiatives consistent with these key policy priorities. Implementing these is a key feature of the 2004-05 Budget. In addition, there is increased funding across a range of areas to enhance existing Government services.

Reporting on Social and Fiscal Outcomes

A critical part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government’s activities against previously announced objectives. The Charter details the reports and information the Government will provide on its performance against its objectives for the community and its financial commitments.

In December 2002, the Government released its third annual report on the efficiency and effectiveness of its activities in meeting its objectives for the community during 2001-02.

The report, Priorities in Progress, is part of a process by which the Government is becoming increasingly accountable to its community stakeholders, not just for money spent but for the outcomes achieved. Priorities in Progress endeavours to provide Queenslanders with information on the outcomes of the priorities for 2002-03 outlined in the Charter.

The third annual Priorities in Progress report represents a significant step forward in terms of public sector accountability. Nevertheless, the Government recognises that the outcome indicators used will need to be further refined and developed. This will be an ongoing process, with the direct involvement of key stakeholders, that will improve the ability to measure the effectiveness of initiatives and policies in meeting the community’s needs.

Operating Statement

2003-04 Outcome

On a Government Finance Statistics (GFS) basis, the General Government sector returned an operating surplus of $3.34 billion and a cash surplus of $3.49 billion.

The 2003-04 operating outcome is a $3.2 billion improvement from that estimated at the time of the 2003-04 Budget, due largely to improvements across a range of revenue items, including the continuing strength of the property market and economy generally with higher taxation revenues and upward revisions to GST payments by

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the Australian Government. As well, 2003-04 saw a significant improvement in the performance of domestic and international equity markets, resulting in increased investment returns well above the assumed long-term rate of return.

The Queensland Government operates a superannuation scheme whereby investment funds are set aside to meet all accruing employee entitlements. These funds are invested in a diversified portfolio of growth assets, including domestic and international equities and property. With over $14.1 billion in funds invested, the General Government operating result will be impacted by the year to year performance of investment markets. Budget estimates for investment returns are based on the expected long-term average return for the portfolio of 7.5%. These estimates are then revised upwards or downwards during the year based on actual experience.

Above average are returns reinvested to ensure that the Government has the capacity to absorb any future periods of under performance. Despite the volatility of investment returns, the policy of setting aside and investing funds for future employee entitlements remains one of the key features of the State’s strong balance sheet.

Table 1 below provides aggregate outcome information for 2003-04 and projections for 2004-05.

Table 1

Key Financial Aggregates (GFS Basis)

	2002-03 Actual	2003-04 Budget	2003-04 Actual	2004-05 Budget
	($ millions)
General Government Sector:
Revenue	20,256	21,382	25,214	24,009
Expenses	20,241	21,229	21,874	23,363

Net operating balance	15	153	3,340	646
Cash surplus/(deficit)	645	152	3,490	1,059
Net capital purchases	1,596	2,320	2,059	2,434
Net worth	64,894	60,312	77,723	72,464

Public Non-Financial Corporations Sector:
Net operating balance	(52)	(176)	(67)	37
Net capital purchases	1,934	2,193	1,420	3,072

2004-05 Budget Projections

A surplus of revenue over operating expenses of $646 million is expected for 2004-05 for the General Government Sector. The Total State net operating result for 2004-05 is expected to be a surplus of approximately $684 million, with the Public Non-Financial Corporations sector expected to record a net operating surplus of $37 million.

The operating result in the Public Non-Financial Corporations sector reflects the treatment of dividends under Government Finance Statistics rather than a reflection of the underlying operating performance of the sector. Under a normal accounting presentation, the net operating result excludes dividend payments which are treated as returns to shareholders and therefore “below the line”. Under GFS, dividends are an expense “above the line”. It also reflects the inclusion in the sector of some entities which, in the course of their normal operations, do not operate in surplus.

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Revenue

General Government Revenue is budgeted to decrease by $1.205 billion (4.8%) from the 2003-04 Actual to $24.009 billion in 2004-05. Taxation revenue growth is expected to decline in 2004-05 with an easing in property market activity, while investment returns are based on the assumption of long-term investment return rates.

Grants and subsidies, together with taxation are the principal forms of revenue for the State, accounting for almost three-quarters of General Government revenue.

Expenses

In GFS terms, General Government expenses are budgeted to increase by $1.489 billion over the 2003-04 Actual to $23.363 billion in 2004-05.

Balance Sheet

2003-04 Outcome

Table 2 below provides data on the State’s capital program and net worth. On a GFS basis, the General Government’s Net Capital Purchases in 2003-04 was $2.059 billion, compared with the budgeted figure of $2.320 billion.

Table 2

2003-04 Capital Program and Balance Sheet Results

and 2004-05 Budget Projections (GFS Basis)

	2002-03 Actual	2003-04 Budget	2003-04 Actual	2004-05 Budgeted
	($ millions)
Net Capital Purchases:

General Government Sector	1,596	2,320	2,059	2,434
Public Non-Financial Corporations	1,934	2,193	1,420	3,072

Total State Net Capital Purchases[1,2]	3,560	4,513	3,479	5,506

Net Worth:
General Government Sector (Total State) [3]	64,894	60,312	77,723	72,464
Incorporating Equity Investment in:
Public Non-Financial Corporations	12,096	12,802	13,733	13,452
Public Financial Corporations Sector	684		899

Notes:

1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

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2.	Net Capital Purchases comprises net expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes net expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and net expenditure on intangible assets such as patents and copyrights. Net Capital Purchases differs from the total State capital program reported in Budget Paper No. 3 due to asset sales being netted off for GFS data and capital grants being included in the Capital Works Program.

3.	As no budget data are collected for Public Financial Corporations, the forecast net worth in the Budget figures assumes that PFC net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2003-04 grew by $12.829 billion over the 2002-03 actual net worth. This growth reflects the impact of the Government’s substantial operating surplus in 2003-04, increases in assets as a result of revaluations of assets as part of the State’s asset revaluation cycle, and the downward revaluation of the Government’s accruing liabilities for employee superannuation. In the Public Non-Financial Corporations sector net worth was $12.096 billion in 2002-03. It increased to $13.733 billion in 2003-04 and is forecast as $13.452 billion in 2004-05.

Net Financial Assets

The net financial assets measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.

The net financial assets of the General Government sector reflect the cumulative impact of sound fiscal policies and mean the State is fully capable of meeting all its current and recognised future obligations, without recourse to material adjustments in fiscal policy settings.

After excluding the value of equity investments of public enterprises, financial assets in the General Government sector are still more than sufficient to meet all the liabilities of the sector. Accordingly, the financial position of the State remains very strong, with sufficient financial assets available to meet liabilities as they fall due, in accordance with the requirements of the Government’s Charter.

Queensland has consistently pursued sound long-term fiscal policies such as ensuring all employee superannuation and long service leave entitlements are fully funded. The strong balance sheet and high levels of liquidity in the General Government Sector clearly demonstrate the success of these policies.

2004-05 Capital Program

The 2004-05 Budget saw the continuation of the trend of sizeable State capital works programs, in both nominal and per capita terms. Queensland’s General Government capital expenditure in 2004-05 is expected to account for more than 26% of all General Government capital expenditure by Australian state governments. On a per capita basis, Queensland has the largest capital program of any State. General Government Net Capital Purchases

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on a GFS basis is budgeted to be $620 per capita in 2004-05. This is high relative to an average of $386 per capita for other States. In the Public Non-Financial Corporations sector Net Capital Purchases is projected to increase by $1.652 billion over the 2003-04 outcome to $3.072 billion in 2004-05.

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a GFS basis.

Table 3

Key Financial Aggregates (Summary) (GFS Basis)

	Budgeted 2004-05	Projected 2005-06	Projected 2006-07	Projected 2007-08
	($ millions)
General Government Sector:
Revenue	24,009	24,765	26,033	27,324
Expenses	23,363	24,311	25,560	26,842

Net operating balance	646	454	473	482
Cash surplus/deficit	1,059	438	600	909
Net capital purchases	2,434	446	2,270	2,198

Net worth	72,464	74,976	77,670	80,336

Public Non-Financial Corporations Sector:
Net operating balance	37	104	210	218
Net capital purchases	3,072	2,805	2,986	2,454

The key trends in these projections are:

•	The General Government sector is budgeted to continue to achieve operating surpluses in the outyears;

•	State tax revenue is expected to continue to grow in the outyears due to factors such as economic and population growth. The forward estimates forecast moderate growth in funding from the Commonwealth;

•	Expenses are also forecast to grow, with employee expenses increasing in line with expected growth in wages and planned growth in services;

•	The cash surplus is forecast to decline in 2005-06 as a result of the abolition of debits tax and a resumption of superannuation beneficiary payments funding following a prepayment on 2003-04. Growth in the cash surplus in the outyears is due to a moderation in net capital purchases from the high levels budgeted for 2004-05 and 2005-06;

•	General Government’s net worth is forecast to grow, consistent with the Government’s Charter of Social and Fiscal Responsibility; and

•	The Public Non-Financial Corporations sector net operating balance is expected to remain in surplus over the forward estimates after the return to surplus in 2004-05.

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